Exhibit 99.1

Moolec Science Achieves USDA-APHIS Regulatory Status Review

Clearance for Molecular Farming Product

Luxembourg. April 5, 2023 - Moolec Science SA (NASDAQ: MLEC; “Company” or “Moolec”), a Molecular Farming food-ingredient company, announced today that the Animal and Plant Health Inspection Service (“APHIS”) of the U.S. Department of Agriculture (“USDA”) has concluded that Moolec’s GLA safflower plants pose no greater plant pest risk than non-genetically engineered safflower plants according to regulation found at 7 CFR part 340. To access the Regulatory Status Review (“RSR”) response from USDA-APHIS, click here.

Moolec’s CEO & Co-Founder Gastón Paladini stated: “This important milestone reinforces our go-to-market path and validates our proposed regulatory strategy. Also, it complements the FDA’s food safety reviews and approvals already obtained for our GLA safflower oil (GLASO).” He finished by declaring: “The green light from USDA-APHIS bolsters the idea of the safe use of Molecular Farming technology to improve nutritional profile for end food products. Moolec is very excited that its innovative food ingredients are a key part of the bioeconomy.”

Martin Salinas, Chief of Technology & Co-Founder of Moolec, expressed: “This will greatly increase the efficiency of our operations, including raw material procurement, downstream crushing, and processing. We will no longer need USDA-APHIS permits to import, move interstate, or grow these plants in the field in the United States.” He concluded: “We are positive that this achievement paves the way for our upcoming regulatory reviews in our pipeline.”

According to USDA-APHIS regulation found at 7 CFR part 340, developers may submit a request for a RSR when they believe a genetically engineered (“GE”) plant is not subject to the regulation. APHIS reviews the GE plant and considers whether it might pose an increased plant pest risk compared to its non-GE comparator. If APHIS does not identify a greater pest risk relative to the comparator, the GE plant is not subject to this regulation. Regulation 7 CFR part 340 governs the importation, interstate movement, and the environmental release of certain organisms that have been modified or produced by genetic engineering.

About Moolec Science SA

Moolec is a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming, a disruptive technology in the alternative protein landscape. Its purpose is to upgrade taste, nutrition, and affordability of alternative protein products while building a more sustainable and equitable food system. The Company’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like safflower, soybean, and pea. Moolec has a growing international patent portfolio (23, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit www.moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec Science S.A. (“Moolec”) are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in the Form F-1 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Media Contact

●	Catalina Jones - comms@moolecscience.com

Moolec Investor Contacts

●	Martín Taraciuk - ir@moolecscience.com

●	Michael Bowen, ICR, LLC - MoolecIR@icrinc.com